EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Predecessor CIT
	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Net (loss) income (attributable) available to common shareholders	$(3.8)	$(2,864.2)	$(111.0)	$1,015.8	$936.4
Net (income) loss from discontinued operation	–	2,166.4	873.0	(120.3)	(30.6)
(Benefit) provision for income taxes – continuing operations	(132.1)	(444.4)	300.9	280.8	444.5

Earnings (loss) from continuing operations, before provision for income taxes	(135.9)	(1,142.2)	1,062.9	1,176.3	1,350.3

Fixed Charges:
Interest and debt expenses on indebtedness	2,659.4	$3,139.1	$3,411.9	$2,518.4	$1,694.4
Noncontrolling minority interest in subsidiary trust holding solely
debentures of the company, before tax	–	–	5.1	17.4	17.7
Interest factor: one-third of rentals on real and personal properties	17.6	18.9	18.5	17.1	12.6

Total Fixed Charges:	2,677.0	3,158.0	3,435.5	2,552.9	1,724.7

Total earnings before provision for income taxes and fixed charges	$2,541.1	$2,015.8	$4,498.4	$3,729.2	$3,075.0

Ratios of earnings to fixed charges	(1)	(1)	1.31x	1.46x	1.78x

(1)	Earnings were insufficient to cover fixed charges by $135.9 million and $1,142.2 million for the twelve months ended December 31, 2009 and December 31, 2008.